PROSPECTUS	As Filed Pursuant to Rule 424b(3) Registration No. 333-115372

eDiets.com, Inc.

2,819,920 shares of

common stock

We are registering 2,819,920 shares of our common stock, which includes 550,000 shares of our common stock that may be issued upon exercise of additional investment rights, all of which may be sold from time to time by the selling stockholders.

This prospectus is part of a registration statement that we filed with the SEC using the shelf registration process. This prospectus may also be used by the selling stockholders’ pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. See the section entitled “Selling Stockholders” on page 9 for information about the selling stockholders’ holdings before and after the offering. We issued the shares of our common stock and the additional investment rights to the selling stockholders in transactions not involving any public offering.

The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 12. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our shares of common stock are quoted on the Nasdaq SmallCap Market under the symbol “DIET”. On June 2, 2004, the last sale price of our common stock was $3.08 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 3, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

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FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, other than historical information, may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan” and similar expressions in this report identify forward-looking statements. The forward-looking statements are based on current views of management with respect to future events and financial performance. Actual results may differ materially from those projected in the forward-looking statements. The forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, those:

•	associated with our ability to meet our financial obligations;

•	associated with the relative success of marketing and advertising;

•	associated with the continued consumer acceptance of our diet and fitness programs;

•	competition, including price competition and competition with self-help weight loss and medical programs;

•	adverse results in litigation and regulatory matters, more aggressive enforcement of existing legislation or regulations, a change in the interpretation of existing legislation or regulations, or promulgation of new or enhanced legislation or regulations;

•	general economic and business conditions; and

•	terrorist activities and the prospect or actuality of war.

The risk factors above and those under “Risk Factors” beginning on page 3, as well as any other cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. We do not undertake any obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

Our Business

We are a leading online provider of services, information and products related to nutrition, fitness and motivation. In 2003, we derived approximately 86% of our total revenues of $38,332,000 from the sale of approximately 406,000 personalized subscription-based online nutrition plans related to weight management, to dietary regimens such as vegetarianism and to specific medical conditions such as Type 2 diabetes. As of March 31, 2004, we had approximately 203,000 paying subscribers.

During 2003, we undertook a unique strategy to obtain exclusive licenses for the intellectual property associated with a variety of third party nutrition and fitness approaches and to offer personalized versions of these approaches in addition to our own internally-developed plans. To date, we have obtained exclusive licenses to offer the Atkins Nutritional Approach™, ZonePerfect Nutrition, Shape Up! inspired by Dr. Phil McGraw’s book, The Ultimate Weight Solution, the Perricone Nutritional Face Lift™ and the Slim·Fast® personalized online program.

Our nutrition plans, which are paid in advance by consumers, are currently priced at between $2.99 and $5.00 per week and offered in increments of 13 weeks with the ability to cancel and receive a refund of the unused portion of the subscription. Substantially all of our members currently purchase programs and products using credit cards, with renewals billed automatically, until cancellation. One week of a basic eDiets membership costs less than one-half the cost of a weekly visit to Weight Watchers®, the leading classroom-based diet program. We believe that, in addition to its superior cost-effectiveness, our online diet program is successful relative to classroom-based programs due to its customization, ease of use, expert support, privacy, constant availability and breadth of choice.

We are a Delaware corporation with our executive offices located at 3801 W. Hillsboro Boulevard, Deerfield Beach, Florida 33442. Our telephone number is (954) 360-9022, and our Internet address is www.ediets.com.

Recent Developments

In April 2004, we completed a private placement of 2,200,001 shares of common stock at a price of $4.40 per share and rights to purchase an additional 550,000 shares of common stock at the same price for up to 90 days after the date of this prospectus. Net proceeds to us were $6.6 million. We will use the net proceeds from the private placement for working capital and general corporate purposes. Thomas Weisel Partners LLC served as the exclusive placement agent for the transaction. The shares issued in the private placement are being registered with the Securities and Exchange Commission for resale by the purchasers pursuant to this prospectus. We are also registering shares of common stock acquired pursuant to the exercise of warrants issued to Whale Securities Co., L.P. and one of Whale’s former employees and/or agents and shares of common stock underlying a warrant issued to another former employee and/or agent of Whale. The warrants were initially issued in a private placement transaction in November 1999.

One of the investors in the April 2004 private placement has advised us that it is considering whether it has any potential claims against us and the other seller of common stock in the transaction for allegedly false verbal statements made prior to the completion of the transaction. We do not believe that the investor has any viable claims or that there were any materially false statements made. If the investor makes a claim related to the April 2004 private placement of securities, we intend to defend vigorously.

The Offering

Shares outstanding before the offering:	20,278,741 shares

Securities offered by selling stockholders:	2,819,920 shares, including 550,000 shares issuable upon exercise of additional investment rights and 14,829 shares issuable upon exercise of one warrant.

Shares outstanding after the offering:	20,843,570 shares, assuming exercise of all additional investment rights and the warrant to purchase 14,829 shares.

Use of proceeds:	If the additional investment rights are exercised to purchase the shares registered under this registration statement, we will receive gross proceeds of $2,420,000. We intend to use the net proceeds we receive upon exercise of the additional investment rights primarily for working capital and general corporate purposes.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

We depend on several major Internet portals to attract users to our website, and our business could suffer if our advertising is discontinued on these portals.

A significant portion of our online traffic has come, and we believe will continue to come, from agreements with Internet portals such as MSN, AOL, WebMD, iVillage, and others that expire at various times in 2004 and beyond. It is unlikely that these contracts will be renewed at terms and conditions similar to those that are expiring as we expect the online advertising market to continue to be subject to higher costs per click than in 2003. This trend could significantly impact our ability to place the amount of advertising required to aggressively grow our member base. Our other current advertising agreements are on a short-term (less than three months) basis. Our other advertising partners have no obligation to renew our agreements under the same terms and conditions when they expire. Our agreements with these advertisers also do not prohibit them from carrying online sites or developing and providing content that competes with our site. If our advertising is discontinued for any reason on the major portals on which we currently advertise, our business could suffer. As a result of these higher online advertising rates we are in the process of developing alternative channels of customer acquisition, including direct response television and retail locations. It is not yet known if these channels will yield members at a low enough acquisition cost to become meaningful sources of members.

We depend on David R. Humble, our founder and chief executive officer, and our other key management personnel, and the loss of their services could harm our business. As the largest stockholder ( 36% ownership), Mr. Humble also has significant influence over our company.

Our business is dependent on David R. Humble, our founder and Chief Executive Officer, and other key management personnel. Although we have an employment agreement with Mr. Humble, our business would suffer if we were to lose his services. Under our employment agreement with Mr. Humble, he receives a base salary of $250,000 per year and a bonus to be determined by our compensation committee based on our income before income taxes. The employment agreement contains a non-compete provision for the term of employment and two years thereafter, as well as a non-disclosure provision. We have “key-person” life insurance in the amount of $2 million covering Mr. Humble.

The success of our business will also depend on our ability to hire and retain additional qualified key executive management personnel, particularly in the marketing, administrative and financial areas. Competition for qualified personnel in the Internet industry is intense. If we are unable to attract and retain additional qualified personnel, our business could suffer.

Mr. Humble owns approximately 36% of our outstanding voting common stock. Therefore, as a practical matter, he has significant influence over the outcome of any shareholder vote, including the election of directors and the approval of mergers or other business combination transactions. Among other things, this voting power may discourage potential investors from providing additional financing if we need it.

We can’t be certain that additional financing will be available to us on acceptable terms if we need it.

We believe that cash on hand and cash flows from operations will be sufficient to meet our anticipated capital needs through at least the next 12 months. However, due to unforeseen circumstances, unanticipated changes in our plans or other factors beyond our control, we may require additional financing. Our business could suffer if financing is not available when we may require it or if it is only available on unfavorable terms.

Because of our limited operating history we may fail to manage our expansion and expected growth effectively, which could strain our resources and could impair the expansion of our business.

Although we have continued to grow our revenues, a failure to manage our growth effectively could adversely affect our ability to attract and retain our members and advertising partners. We have increased the scope of our operations, including our technology, sales, administrative and marketing organizations. These factors have placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our operational, financial and managerial controls and reporting systems and procedures to expand, train and manage our workforce in order to manage our expected growth.

We face significant competition.

We currently compete with several non-Internet weight-loss companies. Our major competitor is Weight Watchers® International, Inc. We also compete with a number of Internet sites which provide diet and nutrition information, including WeightWatchers.com. Currently, we know of several other online competitors aggressively marketing online programs which may be somewhat similar to ours.

Due to the success of our program and the development of other competitive online weight-loss programs, we anticipate that the industry leaders will continue to mount a meaningful form of Internet response. Increased competition could result in reductions in the prices we receive for our programs, lower margins, loss of customers and reduced visitor traffic to our Web site.

Several of our existing competitors and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources and may be able to devote greater resources for the development and promotion of their services and products. These competitors may also engage in more extensive marketing and advertising efforts, adopt more aggressive pricing policies and make more attractive offers to advertisers and alliance partners. Accordingly, we may not be able to compete successfully.

Because of volatility in the advertising markets which we target, we may not be able to effectively attract and retain members.

We are currently dependent in large part on the online advertising market to attract and retain members. For the remainder of 2004, we expect the online advertising market to be subject to higher costs than in the recent past, thereby significantly impacting our costs to acquire and retain members. Although we are currently developing alternative channels of customer acquisition, including direct response television and retail locations, there can be no assurance that these measures will as effectively attract and retain members as have our online advertising programs in the past.

We plan to increase our international sales activities significantly, which will subject us to additional business risks.

An element of our growth strategy is to expand our online marketing services in international markets in conjunction with eDiets Europe, Ltd., a joint venture between us and Unislim Ireland, Ltd., an Irish corporation. Our participation in international markets will be subject to certain risks, such as:

•	difficulties in staffing and managing foreign operations;

•	fluctuations in foreign currency exchange rates;

•	compliance with foreign regulatory and market requirements;

•	variability of foreign economic and political conditions;

•	changing restrictions imposed by regulatory requirements, tariffs or other trade barriers;

•	costs of localizing products and marketing such products in foreign countries;

•	potentially adverse tax consequences, including restrictions on repatriation of earnings;

•	difficulties in protecting intellectual property; and

•	burdens of complying with a wide variety of foreign laws.

To the extent our potential international members are subject to currency devaluations, general economic crises or other negative economic events, the ability of our members to utilize our services could be diminished.

We depend heavily on our network infrastructure and its failure could result in unanticipated expenses and prevent our members from effectively utilizing our services, which could negatively impact our ability to attract and retain members and advertisers.

Our ability to successfully create and deliver our content depends in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our members from effectively utilizing our services, which could prevent us from retaining and attracting members and advertisers. The hardware infrastructures on which our system operates are located in Sterling, Virginia and Miami, Florida. We do not currently have a formal disaster recovery plan. Our system is susceptible to natural and man-made disasters, including war, terrorism, earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could incur capital expenditures in the event of unanticipated damage.

In addition, our members depend on Internet service providers, or ISPs, for access to our Web site. In the past, ISPs and Web sites have experienced significant system failures and could, in the future, experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our members from effectively utilizing our services.

The unauthorized access of confidential member information that we transmit over public networks could adversely affect our ability to attract and retain members.

Our members transmit confidential information to us over public networks, and the unauthorized access of such information by third parties could harm our reputation and significantly hinder our efforts to attract and retain members. We rely on a variety of security techniques and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect customer transaction data and adversely affect our ability to attract and retain customers.

Problems with the performance and reliability of the Internet infrastructure could adversely affect the quality and reliability of the services we offer our members and advertisers.

We depend significantly on the Internet infrastructure to deliver attractive, reliable and timely e-mail messages to our members. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline, which could adversely affect our ability to sustain revenue growth. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of our services to our members and undermine our advertising partners’ and our members’ confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation. These factors could adversely affect our business by adversely affecting the quality and reliability of the services we offer our customers.

We may have to litigate to protect our rights or to defend claims brought against us by third parties, and such litigation may subject us to significant liability and be time consuming and expensive.

We face a substantial risk of litigation, including litigation regarding intellectual property rights in Internet-related businesses. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. We may have to litigate in the future to enforce our intellectual property rights, protect our trade secrets or defend ourselves against claims of violating the proprietary rights of third parties.

We also face the risk of having to defend against lawsuits brought by third parties related to our business activities. For example, we depend heavily on Internet advertising, and we are currently involved in both civil litigation and administrative proceedings arising out of pop-up ads and other advertising practices, in both cases brought by one of our competitors. If the outcome of these proceedings, or similar proceedings that we may face in the future, were to make certain types of advertising unavailable to us, then our marketing may become less effective and our financial results could suffer.

Any of this type of litigation may subject us to significant liability for damages, result in invalidation of our proprietary rights, be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect our business operations and financial results and condition.

Government regulation and legal uncertainties of doing business on the Internet could significantly increase our costs and expenses.

Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent and these laws and regulations could significantly increase the costs we incur in using the Internet to conduct our business. The United States Congress has recently enacted Internet legislation regarding children’s privacy, commercial email, copyright and taxation. The European Union has recently adopted a directive addressing data privacy that may result in limits on the collection and use of member information. A number of other laws and regulations, including those at the state or local level, may be adopted that regulate the use of the Internet. These may include laws addressing user privacy, pricing, acceptable content, taxation, use of the telecommunications infrastructure, commercial email and quality of products and services. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. As a result of these uncertainties, we may incur unanticipated, significant costs and expenses that could impact our financial results and condition.

The price of our common stock is likely to be volatile.

Our stock has closed at prices ranging from a high of $9.00 on February 13, 2004, to a low of $0.90 on May 6, 2003. If our revenues do not grow or grow more slowly than we anticipate, or if operating expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, the market price of our common stock has been in the past, and could in the future, be materially and adversely affected for reasons unrelated to our specific business or results of operations. General market price declines or volatility in the future could adversely affect the price of our common stock. In addition, short-term trading strategies of certain investors can also have a significant effect on the price of specific securities.

The exercise of warrants or options may depress our stock price.

There are a significant number of warrants and options to purchase our common stock outstanding. Holders may sell the common stock acquired upon exercise of the warrants and options at a market price that exceeds the exercise price of the warrants and options paid by the holders. Sales of a substantial number of shares of common stock in the public market by holders of warrants or options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities.

We do not expect to pay dividends.

We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in the business. Therefore, you may not receive any return on an investment in our common stock in the form of dividends.

We have authorized but unissued preferred stock, which could affect rights of holders of our common stock.

Our certificate of incorporation authorizes the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

USE OF PROCEEDS

If the additional investment rights are exercised to purchase the shares registered under this registration statement, we will receive gross proceeds of $2,420,000. We intend to use the net proceeds we receive upon exercise of the additional investment rights primarily for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders were issued pursuant to a Securities Purchase Agreement, dated as of April 12, 2004, and includes shares issuable upon exercise of additional investment rights, which were also issued pursuant to the Securities Purchase Agreement. For additional information regarding the issuance of these shares of common stock and the additional investment rights, see “Recent Developments” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of these shares of common stock and the additional investment rights, the selling stockholders have not had any material relationship with us within the past three years.

We are also registering shares of common stock beneficially owned pursuant to warrants exercised by Whale Securities Co., L.P. and one of its former employees and/or agents and shares of common stock underlying a warrant issued to another former employee and/or agent of Whale. These warrants were issued in connection with our November 1999 private placement transaction.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and the additional investment rights issued pursuant to the April 2004 private placement, as of May 31, 2004, assuming exercise of all of the additional investment rights held by the selling stockholders on that date, without regard to any limitations on exercise.

The third column lists the number of additional investment rights held by the selling stockholders. The fourth column lists the number of shares of common stock being offered by this prospectus by the selling stockholders. The fifth column assumes the sale of all of the shares of Common Stock offered by the selling stockholders pursuant to this prospectus.

Under the terms of the additional investment rights, a selling stockholder may not exercise the additional investment rights, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the additional investment rights that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Acquirable Upon Exercise of Additional Investment Rights	Total Number of Shares and/or Shares Underlying Additional Investment Rights Being Offered	Beneficial Ownership After Offering(1)
				Number	Percent
Portside Growth and Opportunity Fund (2)	663,069	132,614	663,069	0	*
SF Capital Partners Ltd.(3)	312,500	62,500	312,500	0	*
Gemini Master Fund, Ltd.(4)	9,375	1,875	9,375	0	*
Provident Premier Master Fund, Ltd.(5)	134,375	26,875	134,375	0	*
Langley Partners, L.P. (6)	143,750	28,750	143,750	0	*
UBS O’Connor LLC F/B/O O’Connor PIPES Corporate Strategies Master Ltd.	200,000	40,000	200,000	0	*
Elliott International, L.P.	284,091	56,818	284,091	0	*
RHP Master Fund, Ltd.(7)	250,000	50,000	250,000	0	*
Dalewood Associates, LP	75,000	15,000	75,000	0	*
Cranshire Capital, L.P.	143,750	28,750	143,750	0	*
Topaz Partners	284,091	56,818	284,091	0	*
Capital Ventures International(8)	250,000	50,000	250,000	0	*
Whale Securities Co., L.P.(9)	40,261	0	40,261	0	*
Renee Russnok(10)	14,829	0	14,829	0	*
Matthew Drillman(11)	14,829	0	14,829	0	*
Totals:	2,819,920	550,000	2,819,920	0	*

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to shares of our common stock that a person has the right to acquire within 60 days after May 31, 2004. Includes shares of Registrant’s Common Stock that may be issued upon exercise of the additional investment rights.
(2)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth & Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, which is the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
(3)	Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, LLC., a Wisconsin limited liability company (“Staro”) which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Staro, Messrs. Roth and Stark posses sole voting and dispositive power over all shares owned by SF Capital Partners Ltd.
(4)	Gemini Investment Strategies, LLC. is the investment manager of Gemini Master Fund, Ltd. The managing members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares.
(5)	Gemini Investment Strategies, LLC. is the investment manager of Provident Premier Master Fund, Ltd. The managing members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares.

(6)	Jeffrey Thorp is the Managing Member of Langley Capital, LLC, the General Partner of Langley Partners, L.P. Mr. Thorp may be deemed to have sole voting control of the Langley entities.
(7)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P. (“Rock Hill”), a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s common stock owned by the RHP Master Fund.
(8)	Heights Capital Management, Inc. is the authorized agent of Capital Ventures International (“CVI”) and has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.
(9)	Represents shares acquired upon exercise of a warrant on January 15, 2004.
(10)	Represents shares acquired upon exercise of a warrant on August 22, 2003.
(11)	Represents shares of common stock underlying a warrant to purchase 14,829 shares.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock held by them or acquired upon exercise of the additional investment rights on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the shares of our common stock offered by selling stockholders will be passed upon by the law firm of Edwards & Angell, LLP, Fort Lauderdale, Florida.

EXPERTS

Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement and its exhibits. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

Our common stock is traded on the Nasdaq SmallCap Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information furnished in filings made under Items 9 or 12 of Form 8-K), until this offering has been completed:

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed on March 15, 2004.

•	Our Current Reports on Form 8-K filed on February 12, 2004 (excluding information furnished under Item 12 of Form 8-K) and April 14, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on April 30, 2004,

•	The description of our common stock contained in our Registration Statement on Form SB-2 (Registration No. 333-93971), as filed with the SEC on December 30, 1999, and any amendment or report subsequently filed by us for the purpose of updating that description.

You may request free copies of these filings by writing or telephoning us at the following address:

eDiets.com, Inc.
3801 W. Hillsboro Boulevard
Deerfield Beach, Florida 33442
Telephone:	(954) 360-9022
Attention:	Investor Relations